October 26, 2011	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
Ms. Aslynn Hogue Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Cytomedix, Inc. Post-Effective Amendment No. 2 to Form S-1 Filed October 4, 2011 File No. 333-170747

Dear Ms. Hogue:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in a comment letter dated October 19, 2011 (the “Comment Letter”) relating to the above referenced filing. The answers set forth herein refer to each of the  comments by number. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Item 16. Exhibits and Financial Statement Schedules, page 96

1. Please tell us why your filing does not include the interactive data file exhibit required by Regulation S-K Item 601(b)(101).

Response:                      The interactive date file exhibits required by the above-referenced Item 601 under Regulation S-K have been included in the amended filing.

Signatures, page 100

2. Please amend your filing to include the signature of the principal executive officer below the second paragraph of the Signature Page in accordance with the requirements of Form S-1.

Response:                      The requested change to the signature page of the amended filing has been made.

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The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

By:	/s/ Alec Orudjev